FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of October


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media Information


                                 4 October 2006

          BG Group announces discovery in Santos Basin offshore Brazil


BG Group today announced the discovery of an oil field in the Santos Basin, offshore Brazil. The discovery, known as Tupi, lies in Block BM-S-11, where BG Group holds a 25 per cent interest in the discovery along with operator Petrobras (65 per cent) and Petrogal (10 per cent).


The Tupi well flowed 4900 barrels per day of sweet 30 API crude oil and 4.3mmscf per day of gas from a deep pre-salt reservoir on a 5/8th inch choke. Tupi is a large structure with significant reserves potential requiring further appraisal drilling and evaluation. The discovery has led to BG and Petrobras agreeing to an acceleration of their exploration and appraisal programme.

BG Group Chief Executive Officer, Frank Chapman said:

"This is a very important discovery which follows on from the discovery earlier this year of oil with the Parati well some 70 km distant in Block BM-S-10. I am delighted to report that BG has built a material exposure to this new hydrocarbon province. BG has equity interests ranging from 25-60% in 7 blocks in the Santos basin containing numerous prospects. BG is strongly aligned with Petrobras in seeking to advance work on this new play."


Block BM-S-11 lies 250 kilometers off the south coast of Rio de Janeiro. The Tupi well is located in water depth of 2126 metres. In addition to Block BM-S-11, BG Group has interests in further six blocks in the Santos Basin - BM-S-9, 10, 13, 47, 50 and 52 - covering a total area of 8130 square kilometres.


There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005. The Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.


Notes to Editors:

BG Group plc is a global natural gas business. Active on five continents in over 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.


BG has non-operated interests in three blocks in the deep water Santos Basin:

BM-S-9, 10 and 11.


In 2004 BG acquired a 100% operated interest in block BM-S-13 in the shallow water Santos Basin.


In 2005 BG was awarded three further concessions in the offshore Santos Basin (BM-S-47, 50 and 52) as well as one onshore concession (BT-SF-2) in the Sao Francisco Basin in Minas Gerais State.


BG has a controlling stake (60.1%) in Brazil's largest gas distribution company, Comgas.


BG also has an equity position (7.65%) in the Bolivia-Brazil Pipeline (BBP).


Cautionary Note to US investors


The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use the term "significant reserves potential" in this media info rmation which the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group, 100 Thames Valley Park Drive, Reading RG6 1PT, Attention: Company Secretary. You may read and copy this information at the SEC's public reference room, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This filing is also available at the internet website maintained by SEC at http://www.sec.gov.


Enquiries:


Communications                  +44 (0) 118 929 3717

Out of hours media mobile:      +44 (0) 791 718 5707

Investor Relations              +44 (0) 118 929 3025


Website: www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 04 October 2006                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary